Exhibit (n)(1)

ALPS SERIES TRUST

COGNIOS MARKET NEUTRAL LARGE CAP FUND

Plan pursuant to Rule 18f-3(d) under the

Investment Company Act of 1940

Effective October 30, 2012

The Cognios Market Neutral Large Cap Fund (the “Fund”), a series of ALPS Series Trust, an open-end management investment company (the “Trust”), may from time to time issue one or more of the following classes of shares: Investor Class shares and Institutional Class shares. Each class is subject to such investment minimums and other conditions of eligibility as are set forth in the Fund’s registration statement as from time to time in effect. The differences in expenses between these classes of shares are set forth below in this Plan. Except as noted below, expenses are allocated between the classes of shares of the Fund based upon the net assets of the Fund attributable to shares of each class. This Plan is subject to change, to the extent permitted by law and by the Declaration of Trust of the Trust and By-laws of the Trust, by action of the Trustees of the Trust.

INVESTOR CLASS SHARES

Distribution and Service Fees

Investor Class shares pay distribution pursuant to a plan (the “Distribution Plan”) adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Investor Class shares also bear any costs associated with obtaining Investor Class shareholder approval of the Distribution Plan (or an amendment to the Distribution Plan). Pursuant to the Distribution Plan, Investor Class shares may pay up to 0.25% of the Fund’s average daily net assets attributable to the Investor Class shares.

INSTITUTIONAL SHARES

Institutional Class shares do not pay distribution or service fees.

ALLOCATIONS OF INCOME AND EXPENSES

(a) Investor Class and Institutional Class shares pay the expenses associated with their different distribution and shareholder servicing arrangements (“Class Expenses”). Each class of shares may, at the Trustees’ discretion, also pay a different share of other expenses.

(b) The gross income of the Fund generally shall be allocated to each class on the basis of net assets. To the extent practicable, certain expenses (other than Class Expenses as defined above, which shall be allocated more specifically) shall be subtracted from the gross income on the basis of the net assets of each class of the Fund. These expenses include:

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(1)	Expenses incurred by the Trust (including, but not limited to, fees of Trustees, insurance and legal counsel) not attributable to a particular class of shares of the Fund (“Trust Level Expenses”);

(2)	Expenses incurred by more than one fund (but not by all funds) not attributable to a particular class of shares of the Fund (“Multiple-Fund Level Expenses”); and

(3)

Expenses incurred by the Fund not attributable to any particular class of the Fund’s shares (including, but not limited to, advisory fees, custodial fees or other expenses relating to the management of the Fund’s assets) (“Fund Expenses”).

Expenses of the Fund shall be apportioned to each class of shares depending upon the nature of the expense item. Trust Level Expenses shall be allocated among the classes of shares based on their relative net asset values in relation to the net asset value of the Trust. Multiple-Fund Level Expenses shall be allocated among the classes of shares of the Fund based on their relative net asset values in relation to the aggregate net asset value of the Fund. Fund Expenses shall be allocated among the classes of shares based on their relative net asset values in relation to the net asset value of the Fund. Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it may be charged to the Fund for allocation among classes, as determined by the Board of Trustees. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board of Trustees of the Trust in light of the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended.

The Trust reserves the right to utilize any other appropriate method to allocate income and expenses among the classes, including those specified in Rule 18f-3(c)(1) of the 1940 Act, provided that a majority of the Trustees and a majority of the Trustees who are not “interested persons” of the Trust for purposes of Section 2(a)(19) of the 1940 Act (“Independent Trustees”) determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

DIVIDENDS/DISTRIBUTIONS

The Fund pays out as dividends net investment income and net realized short-term capital gains as described in its registration statement as from time to time in effect.

All dividends and/or distributions will be paid in the form of additional shares of the class of shares of the Fund to which the dividends and/or distributions relate, unless the shareholder elects to receive cash. Dividends paid by the Fund are calculated in the same manner and at the same time with respect to each class.

REDEMPTION FEES

There is no Redemption Fee charged by the Fund as of the date of this Plan. However, if a shareholder uses the services of a broker-dealer for the redemption, there may be a charge by the broker-dealer to the shareholder for such services. The Fund has reserved the right to impose or change Redemption Fees. If Redemption Fees are imposed in the future, the Fund has reserved the right to waive such redemption fees. The Trustees are not required to impose any Redemption Fee on any share classes of the Fund. Similarly, any Redemption Fee rate may differ within the Fund, from share class to share class. In addition, the Trust may waive any Redemption Fees or permit them to be applied in a manner that differs from shareholder to shareholder, including shareholders in the same class and/or Fund.

Any amounts paid pursuant to any Redemption Fee will be allocated among the Fund’s share classes in the same manner as the Fund allocates income.

EFFECTIVENESS OF PLAN

This Plan shall not take effect until it has been approved by votes of a majority of both (a) the Trustees of the Trust and (b) the Independent Trustees.

MATERIAL MODIFICATIONS

This Plan may not be amended to modify materially its terms unless such amendment is approved in the manner provided for initial approval hereof.

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